FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal ended December 31, 2019

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-17071

A.Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation
Retirement Income and Savings Plan
EIN 35-1544218 PN 002
Independent Auditor's Report and Financial Statements
December 31, 2019 and 2018

First Merchants Corporation
Retirement Income and Savings Plan
December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Audit Committee and
Employee Benefits Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Merchants
Corporation Retirement Income and Savings Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the
Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of
America.

Basis of Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board
(United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of
December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the
Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year)
as of December 31, 2019 is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 1991

Indianapolis, Indiana
June 11, 2020

First Merchants Corporation
Retirement Income and Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Investments, at fair value
Common Stock	$9,674,499	$8,137,857
Mutual Funds	157,064,129	115,420,947
Money Market Funds	12,804,395	13,235,245
Total Investments	179,543,023	136,794,049

Receivables
Accrued Income	1,608,320	1,413,101
Employer Contributions	559,509	590,968
Notes Receivable from Participants	2,780,711	2,081,018
Total Receivables	4,948,540	4,085,087

Non-interest Bearing Cash	625,186	14,629

Total Assets	185,116,749	140,893,765

Liabilities
Excess Contributions Refundable	50,332	48,796

Net Assets Available for Benefits	185,066,417	140,844,969

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019		2018
Investment Income (Loss)
Net Appreciation (Depreciation) in Fair Value of Investments	$26,118,317		$(15,296,833)
Investment Dividends	5,379,985		5,682,649
Net Investment Income (Loss)	31,498,302		(9,614,184)

Interest Income From Notes Receivable from Participants	98,325		91,965

Contributions
Participants	7,279,349		6,703,452
Employer	4,532,917		5,131,596
Rollovers	10,611,321		1,970,625
Total Contributions	22,423,587		13,805,673

Total Additions	$54,020,214		$4,283,454

Deductions
Benefits Paid to Participants	10,026,079		7,933,738
Administrative Expenses	—		77
Total Deductions	$10,026,079		$7,933,815

Net Increase (Decrease)	43,994,135		(3,650,361)

Transfer from Monroe Bank & Trust 401(k) Plan,
Participant Loans	227,313	—	—

Net Assets Available for Benefits, Beginning of Year	140,844,969		144,495,330

Net Assets Available for Benefits, End of Year	$185,066,417		$140,844,969

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

NOTE 1

DESCRIPTION OF PLAN

The following description of First Merchants Corporation Retirement Income and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. A related employer who also participates in the Plan is First Merchants Bank. Through the following recent acquisitions, all eligible employees from these acquired banks were permitted to participate in the Plan effective the day following the respective acquisition dates:

•	Citizens Financial Bank - Acquired on November 12, 2013.

•	Community Bank - Acquired on November 7, 2014.

•	Cooper State Bank - Acquired on April 17, 2015.

•	Ameriana Bank - Acquired on December 31, 2015

•	The Arlington Bank - Acquired on May 19, 2017

•	iAB Financial Bank - Acquired on July 14, 2017.

•	Monroe Bank and Trust - Acquired on September 1, 2019.

Through the acquisition of Ameriana Bank, the decision was made to merge the Ameriana 401(k) Plan into the Plan on July 8, 2016. Cooper State Bank and The Arlington Bank were both participants in a multi-employer Pentegra 401(k) Plan in which participation ceased in that plan on the acquisition date. Citizens Financial Bank, Community Bank and iAB Financial Bank all had former 401(k) plans which were terminated and distributed. The decision has also been made to terminate the Monroe Bank and Trust 401(k) Plan. First Merchants is waiting on IRS approval to terminate this Plan. The Determination Letter application was confirmed as received by the IRS in a notification dated November 12, 2019.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Private Wealth Advisors, a division of First Merchants Bank, is the trustee and record keeper of the Plan. First Merchants, as custodian, employs Fidelity to hold the majority of the Plan's assets on its behalf.
Contributions
The Plan permits eligible employees, through a salary deferral election, to contribute up to 75% of eligible compensation, not to exceed the maximum annual limit allowed by law. Employee rollover contributions are also permitted. The Plan also accepts Roth elective deferrals made on behalf of participants. Catch-up contributions are also available for participants in the year in which they turn 50 years of age.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above was the only type of employer contribution granted to grandfathered pension plan participants who were at least age 55 and credited with at least ten years of service on February 28, 2005. Effective January 1, 2013, the structure of the matching contribution for grandfathered participants was changed to the same match structure as all other active employees as described below. The remaining participants could receive two different types of employer contributions. The Corporation's contributions are as follows:

•
Retirement Security Contribution (RSC): Effective January 1, 2013, the plan was amended to replace the previous service weighted contribution structure, which allowed for an employer contribution range from 2% to 7% of pay based on years of continuous service, to a non-elective 2% of pay annual contribution. The participant must have 1,000 hours of service and be employed at the end of the Plan year. Any employee who is hired or rehired after January 1, 2010 is not eligible for the Retirement Security Contribution.

•
Matching contributions: Effective January 1, 2013, the plan was amended to change the match structure to increase the employer match to a maximum of 4.5% of employees' eligible compensation. The matching employer contribution increased from 50% of the first 6% of employees' eligible compensation, to 100% of the first 3% of employees’ eligible compensation plus 50% of contributions that exceed 3% but are less than 6% of eligible compensation for all participating employees.

The end of year requirement does not apply for participants who have terminated due to normal retirement age, death, or disability. Prior to January 1, 2010, the end of year requirement did not apply for participants who terminated due to early retirement age, which was defined as age 55 and greater than five years of service. Effective January 1, 2010, there is no longer an early retirement provision under the Plan. Normal retirement is defined as age 65 if you are a participant in the Plan at March 1, 2005. If you became a participant in the Plan after March 1, 2005, then the normal retirement date is the later of age 65 or the 5th anniversary of your earliest participation date. Prior to January 1, 2010, the entry date for retirement security and transition contributions was March 1, 2005, and each subsequent January 1. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the retirement security contribution.
The Plan Document also includes an automatic deferral feature whereby a participant will automatically be set up to defer 3% of eligible compensation on their third pay, unless the participant made an affirmative election otherwise. Contributions are subject to certain limitations.
The Corporation provided a special employer contribution during 2018 for all active participants in the Plan as of December 15, 2018. Full time employees, those working greater than 35 hours, received a $500 contribution and part-time employees received a $200 contribution. No discretionary contribution was made for 2019.
Participant Investment Account Options
Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation's common stock are generally limited to 25% of the applicable account balance.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

Participant Accounts
Each participant's account is credited with the participant's contribution, the Corporation's contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. Effective January 1, 2016, for acquired participants, predecessor employer service will be based on years of continuous service, The vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. Former Ameriana 401(k) Plan participants are 100% vested in all former Ameriana 401(k) Plan contributions transferred to the Plan in 2016. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Corporation's contribution or to pay reasonable administrative expenses of the Plan.
Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under certain circumstances provided by the Plan. Plan assets may include amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Forfeited Accounts
At December 31, 2019 and 2018, forfeited nonvested accounts totaled $1,440 and $0 respectively. These accounts will be used to reduce future employer contributions. Also, in 2019 and 2018, employer contributions were reduced by approximately $277,000 and $216,000, respectively, from forfeited nonvested accounts.
Notes Receivable From Participants
Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Mutual funds are valued at the net asset value of shares held by the Plan at year end. Prior to the sale during 2018 of the Plan's interest in the collective investment fund (Federated Capital Preservation Fund), this fund was also valued at the net asset value of shares held by the Plan at year end. Investment in the Corporation's common stock is valued at the quoted market price on the last business day of the plan year. The collective investment fund invested in investments that pursued multiple strategies to exceed the performance of certain industrial averages. The funds invested in money market mutual funds and guaranteed investment contracts. The net asset value of the fund was determined as of the end of each month utilizing the values of the underlying assets. The fund provided daily liquidity at contract value for any participant withdrawing and transferring funds.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter on May 28, 2014, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore not subject to tax. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax exempt.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

NOTE 3

DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2018. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. There are no Level 2 securities held by the Plan. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

The following tables presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2019 and 2018:

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2019
Common Stock	$9,674,499	$9,674,499	$—	$—
Mutual Funds	157,064,129	157,064,129	—	—
Money Market Fund	12,804,395	12,804,395	—	—
Investments in the Fair Value Hierarchy	$179,543,023	$179,543,023	—	—

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018
Common Stock	$8,137,857	$8,137,857	$—	$—
Mutual Funds	115,420,947	115,420,947	—	—
Money Market Fund	13,235,245	13,235,245	—	—
Investments in the Fair Value Hierarchy	$136,794,049	$136,794,049	—	—

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

NOTE 4

PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
First Merchants Private Wealth Advisors provides trustee and record keeping services at no cost to the Plan.
The Plan received investment fee rebates of $54,588 and $52,323 during 2019 and 2018, respectively, from mutual fund providers. Individually nonmaterial expenses paid to parties-in-interest aggregated $0 for 2019 and $77 for 2018. The Company provides certain administrative services at no cost to the Plan.

The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

First Merchants Corporation Common Stock
Balance at January 1, 2018	$9,819,243

Total unrealized gain included in net increase in
net assets available for benefits	(2,080,373)
Total realized gain included in net increase in
net assets available for benefits	257,948
Purchases	623,796
Settlements	(482,757)

Balance at December 31, 2018	8,137,857

Total unrealized gain included in net increase in
net assets available for benefits	1,351,199
Total realized gain included in net increase in
net assets available for benefits	411,865
Purchases	752,132
Settlements	(978,554)

Balance at December 31, 2019	$9,674,499

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

First Merchants Corporation
Retirement Income and Savings Plan

Notes to Financial Statements
December 31, 2019 and 2018

NOTE 5

SUBSEQUENT EVENTS

There has been significant volatility in the investment markets both nationally and globally since December 31, 2019 resulting in an overall market decline which has resulted in substantial decline in the value of the Plan's investment portfolio.

The novel coronavirus (“COVID-19”) was declared a global pandemic by the World Health Organization in March 2020. The COVID-19 pandemic has negatively impacted the U.S. and global economies, lowered equity market valuations, created significant volatility and disruption in the capital markets, dramatically increased unemployment levels and has fueled concerns that it will lead to a global recession. Depending on the duration and severity of the pandemic, we foresee the potential for adverse impacts related to, among other things: (i) net investment income; and (ii) the valuation of investments held by the Plan. The full extent to which the COVID-19 pandemic will impact the Plan remains uncertain.

In April 2020, the Plan implemented changes related to the Coronavirus Aid, Relief and Economic Security (CARES) Act, which provides relief to individuals impacted by the COVID-19 crisis.

New features available to Plan participants (subject to certain restrictions):

Coronavirus related distributions up to $100,000, with no mandatory 20% federal tax withholding and the 10% early withdrawal penalty is waived. The participant can repay the amount of the distribution as a rollover within three years and can pay taxes pro-rata over a 3-year period.

Loan repayments may be deferred for 1-year - up to $50,000 or the participant’s eligible account balance.

Required minimum distributions are waived for 2020.

First Merchants Corporation
Retirement Income and Savings Plan

Supplemental Schedule

First Merchants Corporation
Retirement Income and Savings Plan

Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2019

(a)(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Par or Maturity Value		(e) Current Value
Common Stock
*First Merchants Corporation	232,616	shares	$9,674,499
Mutual Funds
American Capital World Bond Fund	35,573	shares	$720,715
American Europacific Growth Fund	39,835	shares	2,212,837
Dodge & Cox International Fund	50,095	shares	2,184,163
Federated SH-Interm Total Return Bond Fund	131,471	shares	1,367,293
Federated Total Return Bond	723,154	shares	8,005,310
Fidelity Contra Fund	890,401	shares	12,207,392
Lord Abbett High Yield Fund	330,375	shares	2,487,723
MFS International Discovery Fund	32,722	shares	1,173,735
MFS Mid Cap Growth Fund	158,794	shares	3,582,385
Nuveen Real Estate Fund	120,731	shares	2,485,857
T Rowe Price Emerging Markets Fund	23,854	shares	1,103,944
T Rowe Price Dividend Growth Fund	135,823	shares	7,242,057
Vanguard 500 Index Fund	41,190	shares	12,280,421
Vanguard Balanced Index AD	37,441	shares	1,468,801
Vanguard High Div Yield Ind Fund	31,849	shares	900,049
Vanguard International Growth Admiral	20,731	shares	2,130,900
Vanguard Total International Stock Admiral	12,546	shares	374,741
Vanguard Mid Cap Index Fund	32,910	shares	7,261,903
Vanguard Selected Value	187,505	shares	5,079,509
Vanguard Short Term Federal Admiral	168,140	shares	1,804,146
Vanguard Short Term Inflation Protected Bond	19,602	shares	483,971
Vanguard Small Cap Growth Index Fund	48,686	shares	3,401,720
Vanguard Small Cap Index Admiral	57,039	shares	4,527,210
Vanguard Small Cap Value Index Fund	66,138	shares	3,894,892
Vanguard Target 2015 Fund	203,572	shares	3,090,219
Vanguard Target 2020 Fund	182,552	shares	5,938,422
Vanguard Target 2025 Fund	444,089	shares	8,810,733
Vanguard Target 2030 Fund	346,772	shares	12,639,841
Vanguard Target 2035 Fund	363,503	shares	8,186,091
Vanguard Target 2040 Fund	165,909	shares	6,492,002
Vanguard Target 2045 Fund	234,866	shares	5,801,184
Vanguard Target 2050 Fund	80,967	shares	3,220,045
Vanguard Target 2055 Fund	57,452	shares	2,481,334
Vanguard Target 2060 Fund	33,077	shares	1,262,194
Vanguard Target 2065 Fund	8,943	shares	215,090
Vanguard Target Income Fund	122,482	shares	1,720,879
Vanguard Windsor II Fund	136,601	shares	8,824,421
			$157,064,129
Money Market Funds
Federated Govt. Obligation Fund	9,088,200	shares	$9,088,200
Federated U.S. Treasury Cash Fund	3,716,195	shares	3,716,195
			$12,804,395

*Participant Loans	4.0% - 6.5%, 01/2020 - 12/2024		$2,780,711

Total			$182,323,734
*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Merchants Corporation Retirement Income and Savings Plan

DATE: June 11, 2020                /s/ Mark K. Hardwick
Mark K. Hardwick
Executive Vice President,
Chief Financial Officer and Chief Operating Officer